SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  117661 10 8

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DAVID A. KATZ, ESQ.

                         WACHTELL, LIPTON, ROSEN & KATZ

                               51 WEST 52ND STREET

                            NEW YORK, NEW YORK 10019

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1998

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages

-----------------------------                     ------------------------------

   CUSIP NO. 117661 10 8             13D                PAGE 2 of 4 PAGES
-----------------------------                     ------------------------------




------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      PINAULT - PRINTEMPS - REDOUTE S.A.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

------------------------------------------------------------------------------
                                                                       (a)   /_/
                                                                       (b)  /x/

------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK

------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  /_/

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France

--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
      NUMBER OF                      8,626,117 (SEE ITEM 5)
      SHARES

                              --------------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
      OWNED BY                       -0-

      EACH

                              --------------------------------------------------
      REPORTING               9      SOLE DISPOSITIVE POWER
      PERSON                         8,626,117 (SEE ITEM 5)

      WITH

                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     -0-

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,626,117 (SEE ITEM 5)

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 /_/

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.69% (SEE ITEM 5)

------------------------------------------------------------------------------
14    TYPE OF PERSON REPORTING*

      CO

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  This Amendment No. 3 is filed by Pinault-Printemps-Redoute, S.A. a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 3 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

            This Amendment No. 3 is filed to report the acquisition of certain shares of Common Stock since June 30, 1998. A schedule identifying all stock market transactions involving shares of Common Stock effected by REDAM since June 30, 1998 is included as Annex A hereto which is incorporated by reference herein. The funds used by REDAM to purchase all such shares were obtained by REDAM as a capital contribution from La Redoute, which borrowed such funds from PPR, which obtained such funds from a drawdown on an existing line of credit with Banque Nationale de Paris, Natexis, Union European du Credit Industriel et Commercial, Credit Commercial de France, Credit du Nord and Credit Mutuel.

ITEM 2.     IDENTITY AND BACKGROUND.

            No material change except as set forth above.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

            No material change except as set forth above.

            As a result of the transactions described above, as of August 14, 1998, PPR may be deemed to beneficially own 8,626,117 shares of Common Stock. Based upon the 18,408,650 shares of Common Stock reported by the Company to be outstanding as of June 5, 1998 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 2, 1998 together with the 68,500 shares sold by two executive officers of Brylane on June 12, 1998, PPR beneficially owns approximately 46.69% of the Common Stock. In addition, Serge Weinberg, Chairman and Chief Executive Officer of PPR, purchased 2,000 shares of Common Stock on June 12, 1998, which shares PPR disclaims beneficial ownership.

            To the best knowledge and belief of PPR, no transactions involving Common Stock have been effected during the past 60 days by PPR or by its directors, executive officers or controlling persons other than as disclosed by the Schedule 13D and except as set forth above or in Annex A hereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                                    PINAULT-PRINTEMPS-REDOUTE, S.A.

                                       By:/s/ Patrice Marteau

                                       Name:  Patrice Marteau
                                       Title: Secretaire General

August 17, 1998

                                                                         ANNEX A

             Recent Stock Market Transactions in the Common Stock

                            by the Reporting Persons

All of the transactions described below were effected in stock market transactions. The price per share for such transactions includes commissions (if any).

         Date of                   Number of                    Price
       Transaction              Shares Purchased              Per Share

          7/1/98                     45,300                   $45.7575
          7/6/98                     20,000                   $45.5444
          7/8/98                     20,000                   $42.7216
          7/9/98                     40,000                   $40.2416
         7/28/98                      3,000                   $41.045
         8/13/98                     32,500                   $38.7837
         8/14/98                     25,000                   $38.6553